Exhibit (m)(4)

NOTICE OF RULE 12b-1 FEE WAIVER

Class A Shares

THIS NOTICE OF RULE 12b-1 FEE WAIVER is signed as of September 1, 2006, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Dryden California Municipal Fund, a multi-series open-end management investment company (the Trust) and

WHEREAS, PIMS has been waiving a portion of its distribution and shareholder services fees payable on Class A shares of California Income Series of the Trust (hereinafter referred to as the ”Fund” (Rule 12b-1 fees); and

WHEREAS, PIMS desires to provide a contractual waiver of a portion of Rule 12b-1 fees for the period ending December 31, 2007; and

WHEREAS, PIMS understands and intends that the Trust will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s respective expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the respective average daily net assets attributable to Class A shares of the Fund.  This contractual waiver shall be effective from the date hereof through December 31, 2007.

IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT

MANAGEMENT SERVICES LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	President